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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

SPECTRIAN
Moderator: Thomas Waechter
10-30-02/4:00 pm
Confirmation #6210286

SPECTRIAN

Moderator: Thomas Waechter
October 30, 2002
4:00 pm CT

Operator:
Good Afternoon. My name is Qury and I will be your conference facilitator today. At this time I would like to welcome everyone to Spectrian Second Quarter Earnings Results conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks there will be a question and answer period.

If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad. Thank you. Mr. Waechter you may begin your conference.
Thomas Waechter:
Good afternoon. I'm Tom Waechter, Spectrian's President and CEO. Welcome to our second quarter conference call. I'm here today with Michael Angel, Spectrian's Executive Vice President and Chief Financial Officer.
In today's call I will provide you with the highlights. Mike will review the financials and our outlook. And then we will be available to answer any sell side analyst questions.
If you'd like a copy of our press release you can find it on our web site at www.spectrian.com or at business wire.
First, Mike will provide you with our disclaimer.

Michael Angel:
To the extent that any of our comments discuss financial projections, information, or expectations about our products, or markets, or otherwise make statements about the future, such comments are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the comments made. These factors are discussed in the business description management's discussion and analysis sections of the Company's annual report on Form 10-K and quarterly reports on Form 10-Q. Spectrian disclaims any obligation to update information contained in any forward-looking statement.
Thomas Waechter:
During the second fiscal quarter, we achieved revenue of $5.9 million with a pro forma net loss of $34.7 million, which includes a charge of approximately $24 million attributable to inventory write-downs and adverse inventory purchase commitments. Clearly, we are disappointed in our sales level for this past quarter. North American network operators are not investing significant amounts in upgrading systems or expanding networks right now. And overall market conditions are not turning around as quickly as we had expected. Additionally, we have seen some delays in 2.5G and 3G build outs in Europe and Asia.

Specifically in Korea, the evolution of CDMA 2000 from 1x to EVDO has caused some delays in our customer orders. In China, the government delays of issuing 3G licenses have reduced our fiscal year '03 revenue projections. Adding to these adverse market conditions is severe pricing pressure due to the reduced demand for wireless infrastructure worldwide. As a response to these difficult market conditions, we have further streamlined operations, reduced workforce and decreased our overall spending rate by approximately $10 million annually, starting December of 2002.

Going forward, we will continue to take appropriate measures to achieve stabilization and prepare for future growth opportunity. A good example of one of these growth initiatives is Power Boost, Spectrian's solution for coverage in GSM networks. Power Boost is easily integratible with GSM base stations and is fully EDGE capable for a seamless migration path. There has already been strong interest in this product with multiple field trials scheduled during the next four to six weeks.

We are also continuing to make excellent progress with the new OEM customer that we mentioned last quarter. In fact, this new customer opportunity has expanded to multiple design wins and we expect to start volume shipments to them in the first quarter of calendar year '03.

This month, we also expanded our product offering to Samsung. We received a $2 million initial purchase order for an 800-megahertz high data rate EVDO system. This product will be deployed by a major Japanese network operator with volume shipments to commence in the fourth calendar quarter.

On the supply chain side we continue to work with Cree Microwave to qualify their LDMOS 8 process and related products. To date, these products have not yet passed the qualification requirements. Therefore we were not required to purchase very much of the second quarter $5 million minimum commitment specified in the supply agreement. We are continuing to work closely with Cree with respect to the qualifications.

Finally, I'd like to give you an update on the REMEC/Spectrian acquisition. As announced yesterday, REMEC and Spectrian entered into an agreement revising the terms related to REMEC's acquisition to Spectrian that was previously announced on May 19, 2002.

Under the terms of this revised merger agreement, each share of Spectrian common stock will be exchanged for one share of REMEC common stock. REMEC expects to issue approximately 11.4 million new shares in connection with the transaction, resulting in Spectrian shareholders owning approximately 21% of the combined company.

The revised agreement takes into account current market conditions and the changes and circumstances that have occurred since the original agreement was signed in May 2002. Spectrian is very pleased to be progressing on this merger, and continues to feel strongly about the strategic benefits of the combined companies.

We believe that the combination of the two companies will provide Spectrian's business with more growth opportunities than what exists as a stand alone entity. In addition, it will provide the Spectrian shareholders with the benefits of having a very substantial ownership percentage of the combined entity.

Between now and closing, we will continue to focus on the transition planning effort and prepare to have an efficient implementation immediately after completion of the merger. Our target is to close the merger before the end of calendar 2002. This timing is contingent on the completion of the review by the Securities and Exchange Commission of Spectrian's annual report on Form 10-K for the fiscal year ended March 31, 2002 and subsequent quarterly reports on Form 10-Q.

Unfortunately, we will not be able to provide any additional details today about the SEC review until their review is completed. Also, we are not able to estimate when that completion will happen. In the interim, we will continue to execute according to our strategy of cutting cost while maintaining our strong relationships with our current customers and focusing on key projects.
We will focus on converting inventory to cash, gaining market share and key market segments, and gaining additional momentum revenue in Asia and in the network operator markets.

At this point, I'd like to turn the microphone over to Mike Angel who will review our financial results and provide you with our outlook.
Michael Angel:
Thank you Tom. Revenue in the second quarter was $5.9 million, consistent with the range of guidance we provided in September, but significantly lower than our first quarter revenue of $18.8 million, with significant quarter-to-quarter decreases in all product lines.
Our legacy single carrier product sales, virtually all sold to Nortel, were $2.7 million, or about 45% of our second quarter revenue, and down from the $6.1 million level in Q-1.

Multicarrier product sales were $2.6 million, or 43% of our second quarter revenue, compared with 62%, or $11.7 million in Q-1. About 14%, or $800,000, of our Q-2 sales were multicarrier products sold to customers in Asia, virtually all of which were to Samsung for the CDMA 2000 PCS product.

Decline of Korean sales was due to the transition of the CDMA 2000 1X to EVDO. The balance of Q-2 multicarrier sales of $1.8 million, or about 30% of total sales, for multicarrier products were sold to network operators, primarily cellular products in the North American market. Unfortunately, the network operators' spending has remained significantly constrained. The remainder of our revenue, about $700,000, was from repairs.

We had a second quarter pro forma loss of $34.7 million compared to the $7.4 million loss in Q1. Q2 gross margin was negative $26.1 million, compared with $1.5 million of positive gross margin in the first quarter. The margin reduction was primarily due to the lower sales volume at a somewhat less favorable mix, and due to a second quarter charge to the cost of sales expense aggregating approximately $23.8 million, attributable to first, the write down of certain inventory to the lower of cost or market; second, excess and obsolete inventory charges; and third, adverse inventory purchase commitments, all due to poor actual and anticipated economic and business conditions.

Total below the line operating expenses were $9.2 million in Q-2, about the same as Q-1, as the second quarter headcount reduction actions occurred near the end of the quarter. R&D was also up slightly due to the timing of new product development activities completed in Q-2. SG&A was down due to cost reduction efforts. Q-2 interest income at about $500,000 was down slightly from Q-1 due to lower average cash balances and lower interest rates. The second quarter pro forma loss of $34.7 million excludes first, the $5 million of income from the ongoing non-cash deferred gain related to the sale of UltraRF. The second, the $600,000 one time legal accounting and investment banking cost incurred through the second quarter by Spectrian directly attributable to the pending acquisition of Spectrian by REMEC. And third, the $219,000 restructuring charge related to the second quarter severance payments.

Our total cash position decreased by approximately $14.1 million to $67.7 million. The primary components of the declining cash were first, the pro forma loss of $34.7 million, less depreciation of $1.1 million, and less an increase in non-cash inventory reserves and adverse purchase commitment accruals, aggregating $23.8 million.

Together these three items resulted in a net use of cash of about $10 million. Second, the one time deal cost were about $600,000. And third, capital purchases were about $600,000, primarily related to proprietary test equipment to support the anticipated new product ramps.

Finally, the impact of the change in the working capital was approximately $3 million negative with receivable reduction generating cash and a decrease in payables and increase in gross inventories, both using cash. These working capital changes were all due to the reduction in sales.

With respect to the movements in our balance sheet, net inventory was reduced by about $6.7 million primarily due to a $12.8 million increase in inventory reserves. Accrued liabilities increased by $11.2 million, almost all of which was due to an increase in adverse inventory purchase commitment to vendors, which together with the $12.8 million increase and inventory reserves resulted in the aforementioned $24 million charge to cost of sales expense.

Total receivables decreased due to the lower revenue with a significant portion of the sales occurring in the last part of the quarter. Payables also reduced since a greater portion of the inventory purchases occurred earlier in the quarter and were therefore paid prior to quarter end.

Now I'd like to make some general comments about our outlook. Since the current environment remains difficult, the revenue outlook for the remainder of the fiscal year is hard to call with any degree of precision at this time. As such, we are not able to provide any specific revenue or margin guidance at this time.

We anticipate that the impact of the results of the previously discussed reduction in our work force and other cost reduction measures will not be visible in terms of significant total reduced spending until late in the fourth calendar quarter. Cash flow will be determined by the timing and amount of the revenue with opportunity for additional cash flow driven by the potential to convert the significant level of finished goods inventory into cash.
Thank you. And now Tom will make some closing remarks.
Thomas Waechter:
Thanks Mike. Although results for the quarter are very disappointing and the market outlook remains hazy, I continue to be encouraged by the high level of satisfaction achieved within our customer base. This customer satisfaction is directly attributable to the focus and commitment of our employees. They continue to exhibit a strong team spirit throughout these difficult times.

Besides overcoming the current market conditions, our major challenge going forward is to improve our market presence and customer penetration. This is an area that is receiving a high level of attention at this time.

Obviously, the need to reduce our quarterly cash burn rate is at the top of our priority list. I believe we are taking the appropriate measures to further reduce our cost structure and ensure a strong balance sheet going forward.

Finally, Spectrian is encouraged to see the REMEC merger moving forward, and looks forward to the strategic advantages this will provide in the global marketplace. We would be pleased to answer your questions at this time.
Operator:	At this time I would like to remind everyone, in order to ask a question please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q & A roster.
Your first question comes from Mike Walkley of RBC Capital Market.
Mike Walkley:	I was wondering if you could just finally talk about significant pricing pressures or if you could quantify maybe and either sequentially your year-over-year the degree of the pricing pressure.
Thomas Waechter:
Yes, I think year-over-year we're seeing somewhere in the neighborhood of 20 to 25% type of price reductions. That would be pretty general around across the board. There has been, as I think you know, on the single carrier products as they are becoming more of a legacy product, and in some cases more of a commodity.

There's been a little bit more severe pressure there. But I would say, across the global marketplace because of the lack of demand from the customer base over the last few quarters. You know, it's been pretty intense. And I would say, overall it's probably in the neighborhood of 20 to 25% type of reduction.

Mike Walkley:
Great. Thank you. And Cingular, I think there's been a nice customer for you in the past couple of quarters and it looks like a slowdown in Q-3. But Q-4 looks like a big step up in terms of capital spending by then. Have you seen any increased activity from Cingular so far here in the fourth quarter?
Thomas Waechter:	We've seen a little bit of activity, but, you know, nothing to get overly excited about I think at this time. But yes, we are encouraged that we'll have the possibility of picking back up.
Mike Walkley:	Okay. Great. Thank you very much.
Thomas Waechter:	You're welcome. Thanks.
Operator:	Your next question comes from Dale Pfau of CIBC World Market.
Dale Pfau:	Good afternoon Tom and Mike.
Michael Angel:	Good afternoon Dale.
Dale Pfau:
Question here on the relationship with Cree. You mentioned that you're attempting to qualify it and the part. Could you elaborate there a little bit? And then for Mike, it appears that you took significant reserve for contracts with suppliers? Did you reserve all of the remaining contract with Cree?
Thomas Waechter:
Okay I'll do the first part. Yes, we're continuing—we have a very close relationship obviously working with Cree, and we have in the past used quite a bit in our single carrier products, thereby polar process and some of the multi carrier products, the LDMOS 7. We now, as we're looking forward into some of our new product offerings, we're moving more to the LDMOS 8 and 8.5 process.

And at this point, we're still working with them to actually get that to full qualification, you know, against our criteria. And we will continue to work with them. Obviously there have been some delays over this past quarter. And we will continue to work with them to get through the qualification as quickly as possible.
Michael Angel:
And Dale for your other question, we did reserve about $11 million total, maybe around $12 [million] for our adverse purchase commitments to several vendors. Cree was included in that as was ACT, now Benchmark, related to products that we have on order or that the vendors already have on hand.

We haven't broken that down and probably won't until we file our 10-Q statement, on or about November 14. But we did take a significant charge for those adverse commitments, including all of our—both of them are significant vendors.
Dale Pfau:	Could you give us the total remaining as per the contract?

Michel Angel:
Sure. At October 1, or September 30, is probably a better way to say it, the remaining minimum commitment per contract is $11.2 million spread out as follows, $5 million in the December [quarter], $5 million in the March quarter. And then $1.25 million in the June quarter.
Dale Pfau:	And Tom, do you have any idea when you'll complete qualification?
Thomas Waechter:	I don't have a good estimate of that at this point and we are going through the process. And I can't really predict exactly when that qualification will complete at this time.
Dale Pfau:	And then one question about your outlook since you're reluctant to give any kind of guidance. Do you at least think that the September quarter was your low point?
Thomas Waechter:
I sure would hope to believe that. It was pretty tough quarter. We are seeing some pick back up in Korea. Again, I wouldn't be jumping up and down with any of the initial results for this quarter, but we are seeing the pick up in Korea. We're seeing a little bit more life in the potential in the North American network operator business as well as some in Latin America.

So we are seeing the past to improve over this past quarter, but we still got quite a long ways to go in getting orders in and getting that product shipped out. So, it's still slow out there, but again we hope that, you know, things pick up from this past quarter.
Dale Pfau:	Great. Thanks guys.
Michael Angel:	Thank you.
Operator:	Your next question comes from John Bucher of GKM.
John Bucher:
Question for you on your comments about carrier demand, network operator demand being down. Do you think that could be for other reasons than just the cutbacks in cap ex? For example, is it possible that the trend for them to buy directly from you and other power amplifier manufacturers that they may be swinging towards a preference set to go buy from the base station OEM directly?
Thomas Waechter:
I think that preference has somewhat always been there. I think it's a matter of what equipment they can get from the—the base station OEMs, especially some of the specific high power applications. So, at this point we still think we have quite a few product offerings and applications that aren't available today out of the—out the OEM base. So we believe there are still quite a few opportunities there.
We do believe most of the softness we've seen is just in their overall spending slowdown over the last couple, you know, couple of quarters, especially this past quarter.
John Bucher:	Thank you very much.

Michael Angel:	Thanks.
Operator:	Your next question comes from Rich Valera of Needham and Company.
Rich Valera:
Thank you. In terms of the reductions you guys have done, can you give us a feel in terms of head count, where you were entering this fiscal year and where you expect to be, I guess exiting the December quarter since it sounds like that's when most of cuts have taken place?
Thomas Waechter:
Yes, we'll be about—when we entered let's say this calendar year, the January time frame, we were close to about 270 people and we'll have reduced that by about 100, approximately 100 people by the December time frame. They're going somewhere from around 272 about 170 type of range.
Rich Valera:	Do you have a feel where that would bring your break even to?
Michael Angel:
Sure Rich. We—obviously the break-even point depends heavily on what the revenue and mix is. So it's really hard to give you a precise number at this point. I can talk about spending with a little more detail though. The spending that we talked about in the press release, which is about $2.5 million per quarter reduction. You can probably assume that about 60% of that would be below the line and the balance above the line in terms of some of that being variable and some of it fixed spending cuts.

So that does, you know, give you at least $1.5 million improvement. And we're comparing that to a Q-1 run rate, and the reason is that of course Q-1 being the June quarter. And of course the reason is because we're kind of in the middle of it. You're starting to see some of the savings in the second quarter, not a lot, and then more pronounced towards the end of the third quarter.
So obviously the break even would be a factor of exactly what our mix is with—with the revenue trend. And of course we're unable to comment on that or give guidance on that at this point.
Rich Valera:	Sure. In terms of your PCS multicarrier product, sounds like the product development went pretty well there and the sales never materialized. Can you talk about what the outlook is for that product?
Thomas Waechter:
Yes, I can. You're right. It did come up the ramp very well. We had all of our committed target dates coming out of the design group and it ramped up very quickly in the factory. We're really just now starting to see opportunities of any real size for that particular product.

A lot of it is coming with the—some of the build out of the GSM products in different regions. And we would see, you know, we're—as I mentioned in the call earlier, we're in the middle of some lab trials and field trials for that product. And, you know, there are some significant opportunities out there. It's a matter of I think timing and as you know, penetrating fully those accounts.
Rich Valera:
And Tom you mentioned delays in 3G license allocations in China. Can you talk about where things stand in China with Huawei and 3G? And also do you have any thoughts on the recent, I guess, sort of increase backing of TDS CDMA by the Chinese government? Thanks.
Thomas Waechter:
As far as Huawei in China, I think we remain very well positioned. There is just not much volume happening there with the 3G UMTS product at this point because the license delays. We have qualified our product there. They seem to be very happy with our technical efforts and our ability to support them with some of the localization effort that we've made there in China.

So I think very good you know interface between the two companies and we're well positioned when that opportunities do materialize on the 3G product. Although, as we know we had expected to be doing some volumes already on that product line and we believe now it's probably pushed out to at least middle of calendar 2003.

There are other opportunities in China. There's some GSM products that we've been shipping in China. That has taken a bit of a lull here this past—past quarter. It seems like CDMA has—has picked up more significantly in China here over the last quarter or two. But we do see some new forecast on the rise and now for the GSM products and expect that to pick up as we look into the first quarter of next calendar—calendar year.
As far as the TDS CDMA I really don't have a lot of additional inputs to give you in that area. I don't know at this point how successful, you know, that modulation scheme will be.
Rich Valera:
Sure. And one final question on the—the new OEM you mentioned, it seems that right now most OEMs have—have at least a couple of sources for most of their sockets and I would, should, presume that the one that you've got the wins with also has that. Do you think that you're—can you say if you think you're first or second source on some of these sockets you've won, and just kind of what gives you confidence you'll get volume, you know, when you're probably competing with a couple of other suppliers there?

Thomas Waechter:
That's a good question. Yes, I think right now from all the feedback direct and indirectly from the customer and I personally have spent time with them at a variety of levels to understand our positioning and how they feel about us. I think they're very happy with our responsiveness, our ability to get product to them quickly out of the design phase and to meet their specifications. So I think we're, from a perception standpoint and how they feel about our capabilities, I think we're very well aligned.

We have provided them product for about four—four or five major programs right now. We have got some positive confirmation back on at least one of those programs at this point. So we know they're winning business around the globe. And we know the products that we're preparing for them line up with some of those contracts.

So, you know, we don't always know whether you're in the first or second slot. We sure would like to be in the first slot, but you know, I think even if we're in the second slot in some of those cases it could be some fairly significant volumes for us. And it would help us to continue to diversify our customer base and as you can see it would be very helpful to bring on another OEM or two, you know, into our revenue stream.

So, I think very well positioned, good direct feedback. I've had personal contact with the customers well to understand that. I think we're at least in first or second slot on a couple of those programs.
Rich Valera:	I'm sorry. One final question, do you think some of that business could be with the new China year to come worth?
Thomas Waechter:
Yes. I don't want to get too specific on, you know, where that business is, but you know, part of the opportunities we see with the OEM is in China and in India. So I think, you know, we'd like to continue to pursue that because we think those are major growth areas. And we believe our products and our capabilities in that part of the world are substantial, and we'll fit very well with their needs.
Rich Valera:	Great. Thank you.
Thomas Waechter:	Thanks Rich.
Operator:	Since there are no other sell side analyst questions, we would like to turn the call back over to Mr. Waechter.
Thomas Waechter:	Okay we appreciate your time and inputs and we'd like to thank you for your interest. Bye.
Operator:	Thank you for participating in today's Spectrian Second Quarter Earnings Results conference call. This concludes today's teleconference. You may now disconnect.

Operator:	And that does conclude today's teleconference. Thank you for your participation.
END

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SPECTRIAN Moderator: Thomas Waechter October 30, 2002 4:00 pm CT